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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE   ACT OF 1934 FOR THE FISCAL YEAR ENDED
     DECEMBER 31, 1993.

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE   ACT OF 1934.

Commission File Number 0-3717

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:
          PURITAN-BENNETT RETIREMENT SAVINGS & STOCK
          OWNERSHIP PLAN

B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
          PURITAN-BENNETT CORPORATION
          9401 INDIAN CREEK PARKWAY
          OVERLAND PARK, KANSAS 66210

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                              REQUIRED INFORMATION

The financial statements, schedules, notes and opinion of the Independent Auditor have been filed under cover of Form SE pursuant to general instruction E to Form 11K.

Exhibits

1. Consent of Ernst & Young (Exhibit 23).
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                                   SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Benefits Plan Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


     Puritan-Bennett Retirement Savings & Stock Ownership Plan


Date: June 20, 1994      By: /s/ Lee A. Robbins
                                 Lee A. Robbins
                                 Benefits Plan Committee Member
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                                  EXHIBIT LIST

EXHIBIT
NUMBER
- - - ------
23           Consent of Ernst & Young